Exhibit 1

KOOR INDUSTRIES LTD.

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NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

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Rosh Ha'ayin, September 28, 2006

DATE:	Thursday, September 28, 2006

TIME:	9:00 a.m., Israel time

VENUE:	IDB Group Headquarters
3 Azrieli Center

The Triangle Tower

41st Floor
Galil Room
Tel Aviv 67023
Israel

To the owners and holders

of American Depository Receipts ("ADRs")

evidencing American Depository Shares ("ADSs")*

held by the owners and holders of ADRs (the "ADRs Holders"):

Issuing Company:	Koor Industries Ltd. ("Koor" or the "Company")
Deposit Agreement:	Deposit Agreement, dated as of November 13, 1995, by and among, The Bank of New York, as depository (the "Bank"), Koor and the ADRs Holders (the "Deposit Agreement")
ADR CUSIP No:	500507108**
ADS Record Date:	The close of business in New York on August 31, 2006**

Deeming

Provisions:	For the purposes of this Notice, any reference to shareholders of Koor (the "Shareholders") shall be deemed also to be a reference to ADR holders and vice-versa.

Koor hereby gives notice that the Annual General Meeting of Shareholders (the "Meeting") will be held on Thursday, September 28, 2006, at 9:00 a.m., Israel time, at the IDB Group headquarters, the Board room of IDB Holding Corporation, located at 3 Azrieli Center, The Triangle Tower, 41st Floor, Galil Room, Tel Aviv 67023, Israel.

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*             Each ADS represents 0.20 of an Ordinary Share of Koor, par value NIS 0.001 (the "Ordinary Shares").

**            As determined by the Bank, or in reliance on information furnished to Koor by the Bank under the Deposit Agreement.

The Following is the Agenda for the Meeting:

1.	To appoint each of the following as a member of the Board of Directors of the Company (the “Board of Directors”):

(1) Nochi Dankner;

(2) Avraham (Avi) Fischer;

(3) Isaac Manor;

(4) Zvi Livnat;

(5) Ami Erel;

(6) Jonathan Kolber;

(7) Lior Hannes;

(8) Rafi Bisker; and

(9) Gideon Lahav.

2.	To appoint Mr. Jonathan Kolber as the Chairman of the Board of Directors.

3.	To reappoint Somekh Chaikin, a member of KPMG International, as the Company’s auditors and to authorize the Board of Directors to determine their audit fees.

4.	To appoint Dr. Ayelet Ben Ezer and Mr. Shlomo Risman to serve as External Directors (as such term is defined under Israeli Companies Law-1999) on the Board of Directors.

5.	To amend the provisions of the Company’s articles of association (the “Articles of Association”) concerning the appointment of the Chairman of the Board of Directors.

6.	To amend the provisions of the Articles of Association concerning indemnification of directors and officers.

In addition, at the Meeting, the Board of Directors will, as required by Israeli law, present the Meeting with the Audited Financial Statements of the Company for the year ended December 31, 2005.

By Order of the Board of Directors

Shlomo Heller
Corporate Secretary

Koor Industries Ltd.

Telrad Building

14 Hamelacha Street

Park Afek

Rosh Ha'ayin 48091, Israel

PROXY STATEMENT

This Notice is furnished to the ADR holders of Koor Industries Ltd. ("Koor" or the "Company") in connection with the Annual General Meeting of the shareholders of Koor (the "Meeting"). The Meeting will be held on Thursday, September 28, 2006, at 9:00 a.m., Israel time, at the IDB Group headquarters, the Board room of IDB Holding Corporation, located at 3 Azrieli Center, The Triangle Tower, 41st Floor, Galil Room, Tel Aviv 67023, Israel.

It is proposed to adopt the following resolutions at the Meeting:

1.           To appoint each of the following as a member of the Board of Directors of the Company (the “Board of Directors”). (See Item 1 below):

(1) Nochi Dankner;
(2) Avraham (Avi) Fischer;
(3) Isaac Manor;
(4) Zvi Livnat;
(5) Ami Erel;
(6) Jonathan Kolber;
(7) Lior Hannes;
(8) Rafi Bisker; and
(9) Gideon Lahav.

2.           To appoint Mr. Jonathan Kolber as the Chairman of the Board of Directors (See Item 2 below).

3.           To reappoint Somekh Chaikin, a member of KPMG International, as the Company’s auditors and to authorize the Board of Directors to determine their audit fees. (See Item 3 below).

4.           To appoint Dr. Ayelet Ben Ezer and Mr. Shlomo Risman to serve as External Directors (as such term is defined under Israeli Companies Law-1999 (the “Israeli Companies Law”)) on the Board of Directors. (See Item 4 below).

5.           To amend the provisions of the Company’s articles of association (the “Articles of Association”) concerning the appointment of the Chairman of the Board of Directors. (See Item 5 below).

6.           To amend the provisions of the Articles of Associtaion concerning indemnification of directors and officers . (See Item 6 below).

In addition, the Board of Directors will present the Meeting with the Audited Financial Statements of the Company for the year ended December 31, 2005.

At the close of business on August 16, 2006, the Company had 16,503,752 outstanding Ordinary Shares, par value NIS 0.001 per share (the "Ordinary Shares"), each of which is entitled to one vote upon the matters to be presented at the Meeting.1

A quorum at any Meeting of the Company shall be constituted when there are present, either in person or by proxy, at least two members, who together hold one third of the voting rights in the outstanding Ordinary Shares of the Company.

An ordinary resolution (as required in the case of resolutions descried in Items 1, 2 and 3 below) shall be deemed to have been passed, if members present, personally or by proxy, holding shares which represent more than fifty percent (50%) of the voting rights of all of the Ordinary Shares of the holders so present at the Meeting, voted, either personally or by proxy, in favor of such ordinary resolution (the "Majority of the Vote Cast").

In the case of the resolution described in Item 4 below, such resolution shall be deemed to have been passed by the Majority of the Vote Cast; provided that, (i) such majority includes at least one third (1/3) of the "non-controlling" members (as such term is defined under the Israeli Companies Law) present and voting at the Meeting, personally or by proxy, voted, either personally or by proxy, in favor of each such resolution, or (ii) the aggregate votes of the "non-controlling" members that voted, either personally or by proxy, against each such resolution does not exceed one percent of all the voting rights of all of the Ordinary Shares.

In case of the resolutions described in Items 5 and 6 below, such resolutions shall be deemed to have been passed, if members present, personally or by proxy, holding shares which represent more than seventy-five percent (75%) of the voting rights of all of the Ordinary Shares of the holders so present at the Meeting, voted, either personally or by proxy, in favor of such resolutions (the "75% Majority of the Vote Cast").

In addition, in the case of the resolution described in Item 6 below, such resolution shall be deemed to have been passed by the 75% Majority of the Vote Cast; provided that: (i) such majority includes at least one third (1/3) of the "disinterested" holders (as such term is defined under Israeli Companies Law) present and voting at the Meeting, either personally or by proxy, voted, either personally or by proxy, in favor of such resolution, or (ii) the aggregate votes of the "disinterested" members that voted,

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1              15,799 Ordinary Shares held by a wholly owned subsidiary of the Company will not be voted at the Meeting.

either personally or by proxy, against such resolution does not exceed one percent of all the voting rights of all of the Ordinary Shares.

According to applicable Israeli law, if within 30 minutes from the time set for the Meeting a quorum shall not be constituted, the Meeting shall be postponed to the same day at the following week, at the same time and the same place. If within 30 minutes from the time set for the postponement of the Meeting a quorum shall not be constituted, then the Meeting shall be held when at least two shareholders are present either in person or by proxy, regardless of the voting rights represented by them. The resolutions at such a postponed Meeting shall be deemed to have passed in accordance with the percentage thresholds described in the preceding paragraphs.

Item 1 -- Appointment Members of the Board of Directors.

In accordance with the recommendation of the Board of Directors, the Shareholders are requested to appoint the following nominees to serve as members of the Board of Directors:

Nochi Dankner serves as the Chairman of IDB Holding Corporation Ltd., IDB Development Corporation Ltd., Clal Industries and Investments Ltd., Discount Investment Corporation Ltd., Ganden Holdings Ltd., Ganden Investments I.D.B. Ltd., Ganden Holdings in Real Estate (2000) Ltd. and Ganden Investments 2000 Ltd. Mr. Dankner serves as Co-Chairmen of Ganden Tourism and Aviation Ltd., Ganden Holdings in Tourism Ltd. and Israir Airlines and Tourism Ltd. He serves also as a member of the board of Azorim Investment, Development & Construction Company Ltd., Clal Insurance Enterprises Holdings Ltd., Clal Insurance Company Ltd., Super-Sol Ltd., Cellcom Israel Ltd., Mashav Initiating & Development Ltd., Nesher Israeli Cement Enterprises Ltd., Elron Electronic Industries Ltd., American Israeli Paper Mills Ltd., Property and Building Corporation Ltd., Makhteshim Agan Industries Ltd., Arei Barcelona (1997) Management Ltd., Open-Sky Ltd., Natour-Travel Agents Association For Organized Tours Ltd., Tomahawk Investments Ltd., Yobert Investments Ltd., Peleg Dan Investments Ltd., Oshir Holdings Ltd., Ronud Holdings (1992) Ltd. and Luck Time Ltd. Mr. Dankner holds a Bachelor's degree in Law and Political Science from Tel Aviv University.

Avraham (Avi) Fischer is the Executive Vice President of IDB Holding Corporation Ltd., the Deputy Chairman of IDB Development Corporation Ltd. and Co-Chief Executive Officer of Clal Industries & Investments Ltd. In addition, he is a partner of the law firm of Fischer Behar Chen Well Orion & Co., of Tel Aviv, Israel. Mr. Fischer is also the co-founder and Vice-Chairman of Ganden Holdings Ltd. and the co-founder and Co-Chairman of Ganden Tourism and Aviation Ltd. He serves as a member of the board of directors of: IDB Development Corporation Ltd., Koor Industries Ltd., ECI Telecom Ltd., Discount Investment Corporation Ltd., Elron Electronic Industries Ltd., American Israeli Paper Mills Ltd., Vyyo Inc. and other, privately held, corporations. Mr. Fischer is a co-chairman of "Matan – Your Way to Give", a non-profit organization.

He holds a law degree from Tel Aviv University, and is a member of the Israel Bar Association.

Isaac Manor is the Chairman of David Lubinski Ltd. and some of its affiliates. He sereves as Co-Chairman of IDB Holding Corporation Ltd. And as a member of the board of many companies, including: Discount Investment Corporation Ltd., Azorim Investment Development & Construction ompany Ltd., Supersol Ltd., Cellcom Israel Ltd., Mashav Initiating and Development Ltd., Nesher Israel Cement Enterprises Ltd., American Israeli Paper Mills Ltd., Property and Building Corporation Ltd., Clal Industries and Investments Ltd., Clal Insurance Enterprises Holdings Ltd. and Union Bank Ltd. Mr. Manor holds a Master's degree in Business Administration from The Hebrew University in Jerusalem.

Zvi Livnat serves as the Co-CEO of Clal Industries and Investments Ltd., as the Deputy Chairman of IDB Development Corporation Ltd., as a member of the board and the Executive Vice President of IDB Holding Corporation Ltd., as the Chairman of Nesher Israel Cement Enterprises Ltd. and Chairman of American Israeli Paper Mills Ltd. Mr. Livnat serves also as a member of the board of: IDB Development Corporation Ltd., Discount Investment Corporation Ltd., Supersol Ltd., Mashav Initiating and Development Ltd., Nesher Israel Cement Enterprises Ltd., Makhteshim Agan Industries Ltd., Taavura Holdings Ltd., Taavura Cement Containers Ltd., American Israeli Paper Mills Ltd., Jaf-Ora Ltd. and other companies held by IDB Group, Taavura Group and Avraham Livnat Group. Mr. Livnat holds a HND Business Studies & Transport (CIT) from Dorset Institute of Higher Education, Bournemouth, United Kingdom.

Ami Erel serves as President and CEO of Discount Investment Corporation Ltd., and Chairman of Cellcom Israel Ltd., Elron Electronic Industries Ltd. and NetVision Ltd. He also serves as a director of Property and Building Corporation Ltd. and Super-Sol Ltd. Mr. Erel serves as Chairman or a member of the board of other companies in the Discount Investment. and the Elron groups. In the past (1999-2004) Mr. Erel served as a director of Elbit Systems Ltd. and (1997-1999) as President and CEO of Bezeq, The Israel Telecommunications Corp. Ltd. Mr. Erel also serves as Chairman of the Executive Committee of Manufacturers Association of Israel (as of January 2005) while prior to that (2000-2004) he served as Chairman of the Board of Israel Association of Electronics and Information Industries. Mr. Erel holds a Bachelor of Science degree in electronic engineering from the Technion, the Israel Institute of Technology, in Haifa.

Jonathan B. Kolber served asChief Executive Officer of Koor for 8 years, since July 1, 1998 until July 27, 2006. Mr. Kolber serves as a director of several Israeli companies, including ECI Telecom Ltd., MA Industries Ltd, Elbit Systems Ltd., and Sheraton-Moriah (Israel) Ltd. Mr. Kolber has a B.A. in Near Eastern Languages and Civilizations from Harvard University and a Certificate on Advanced Arabic from the American University of Cairo.

Lior Hannes serves as Senior Deputy CEO of IDB Development Corporation Ltd. and the Chairman of Clal Tourism Ltd. and of Diesenhouse Unitours Ltd. Mr. Hannes also serves as a member of the board of IDB Holding Corporation Ltd., Clal Industries and Investments Ltd., Discount Investment Corporation Ltd., Clal Insurance Enterprises Holdings Ltd. and Cellcom Israel Ltd. Mr. Hannes holds a Bachelor's degree in Accounting & Economics and a Master's degree in Finance & Accounting from The Hebrew University in Jerusalem.

Rafi Bisker serves as Chairman of Property and Building Corporation Ltd., Bayside Land Corporation Ltd. and Hadarim Properties Ltd. In addition Mr. Bisker serves as a director of Ganden Holdings Ltd. and of other companies of the Ganden group; of IDB Holding Corporation Ltd., IDB Development Corporation Ltd., Discount Investment Corporation Ltd., Clal Industries and Investments Ltd., Ezorim Investment Development & Construction Co. Ltd., Supersol Ltd., Ispro the Israeli Properties Rental Corporation Ltd., Mehadrin Ltd., as well as Director of other companies of the IDB group. Prior to the acquisition of the IDB group Mr. Bisker served as the CEO of Ganden Holdings Ltd.; chairman of the board of Ezorim Properties Ltd. and before that as the CEO of Dankner Investments Ltd. Mr. Bisker holds a B.Sc. in civil engineering from the technion Israel Institute of Technology, Haifa.

Gideon Lahav serves as a director and the Chairman of the Audit Committee of Discount Investment Corporation Ltd. Mr. Lahav Serves as a member of the board of Paz Oil Company Ltd and of Tempo Beer Industries Ltd. Mr. Lahav holds a Bachelor's degree in Economimcs from The Hebrew University in Jerusalem.

It is therefore proposed that the shareholders adopt the following ordinary resolutions at the Meeting:

"RESOLVED, that Mr. Nochi Dankner be and is hereby appointed as a member of the Board of Directors."

"RESOLVED, that Mr. Avraham (Avi) Fischer be and is hereby appointed as a member of the Board of Directors."

"RESOLVED, that Mr. Isaac Manor be and is hereby appointed as a member of the Board of Directors."

"RESOLVED, that Mr. Zvi Livnat be and is hereby appointed as a member of the Board of Directors."

"RESOLVED, that Mr. Ami Erel be and is hereby appointed as a member of the Board of Directors."

"RESOLVED, that Mr. Jonathan Kolber be and is hereby appointed as a member of the Board of Directors."

"RESOLVED, that Mr. Lior Hannes be and is hereby appointed as a member of the Board of Directors."

"RESOLVED, that Mr. Rafi Bisker be and is hereby appointed as a member of the Board of Directors."

"RESOLVED, that Mr. Gideon Lahav be and is hereby appointed as a member of the Board of Directors."

The Board of Directors recommends voting FOR the reappointment of each of these nominees to serve as a member of the Board of Directors.

Item 2 -- Appointment of Chairman of the Board of Directors

In accordance with the recommendation of the Board of Directors, the Shareholders are requested to appoint Mr. Jonathan Kolber as the Chairman of the Board of Directors.

It is therefore proposed that the shareholders adopt the following ordinary resolution at the Meeting:

"RESOLVED, that Mr. Jonathan Kolber be and is hereby appointed as the Chairman of the Board of Directors."

The Board of Directors recommends voting FOR the appointment of Mr. Kolber as the Chairman of the Board of Directors.

Item C3-- Reappointment of Auditors and Determination of Fees.

In accordance with the recommendation of the Board of Directors, the Shareholders are requested to reappoint the Company’s existing auditors, Somekh Chaikin, as the auditors of the Company until the Company’s next Annual General Meeting, and to authorize the Board of Directors to determine their fees for such period.

It is therefore proposed that the shareholders adopt the following ordinary resolution at the Meeting:

"RESOLVED, that the Company’s auditors, Somekh Chaikin, be, and they hereby are reappointed as auditors of the Company until the next Annual General Meeting of Shareholders, and that the Board of Directors be, and is hereby authorized to determine the fees of the said auditors."

The Board of Directors recommends voting FOR the reappointment of Somekh Chaikin as auditors of the Company.

Item 4 -- Appointment of External Directors

In accordance with the recommendation of the Board of Directors, the Shareholders are requested to appoint Dr. Ayelet Ben Ezer and Mr.Shlomo Risman to serve as External Directors (as such term is defined under Israeli Companies Law) on the Board of Directors of the Company.

Under Israeli law, a publicly traded company such as the Company is required to have, at least two External Directors who meet the independence criteria specified in the Israeli Companies Law. In accordance with the requirements of the Israeli Companies Law, External Director are elected for a three-year term.

Dr. Ben Ezer holds a Ph. D. in Law from the Tel Aviv University Law Faculty. Over the last few years, Dr. Ben Ezer has been a faculty member and lecturer primarily in the area of Private International Law, Law of Torts and in Corporate Law in several leading Israeli academic institutions including the Tel Aviv University, University of Haifa, the Interdisciplinary Center Herzeliya and the University of Administration. Dr. Ben Ezer has also published a book and articles in several areas relating to Private International Law and the Law of Torts in Israeli and international publications. Dr. Ben Ezer has been regarded by the Board of Directors to have the "Profesional Capabilities" as defined by Israeli Companies Law.

Shlomo Risman serves as General Director of the Farmers Federation of Israel and is a member of the managements of Amir Ltd. and Nahal Farmers Accounts Management Ltd. In the past and present, Mr. Risman served as a director and member of the finance committees of some of Israel’s largest industrial corporations. Mr. Risman is a member of the Board of Governors of the Technion Israel Institute for Technology; a Member of the Counsel of Israel’s National Insurance, also serving as Chairman of the building and finance committees. Mr. Risman also serves as a member of the CEO Committee of Israel’s Economic Organizations Coordination Chamber, and a member of many Israeli public non-profit organizations. In the past, Mr. Risman served many years as a director of the Israel Electric Corporation, and served, in this capacity, as Chairman of the Board-designated Organization and Manpower committee. Mr. Risman also served as a director on the Board of Directors of several Israeli insurance companies, was a member of the agricultural oversight board, and a member of the Board of Directors of Bank Leumi’s Provident Funds. Mr. Risman has been regarded by the Board of Directors as a "Financial Expert" under applicable U.S. and Israeli rules and regulations.

It is therefore proposed that the shareholders adopt the following resolutions at the Meeting:

"RESOLVED, that Dr. Ayelet Ben Ezer be and is hereby appointed as an External Director and a member of the Board of Directors."

"RESOLVED, that Mr. Shlomo Risman be and is hereby appointed as an External Director and a member of the Board of Directors ."

The Board of Directors recommends voting FOR the appointment of Dr. Ben Ezer and Mr. Risman to serve as External Directors on the Board of Directors.

Item 5 -- Amendment of the Articles of Association

In accordance with the recommendation of the Board of Directors, the Shareholders are requested to amend the provisions of the Company’s Articles of Association to authorize the Board of Directors to appoint the Chairman of the Board of Directors.

Currently, Section 79(a) of the Articles of Association of provides:

“The appointment of the members of the Board of Directors, their replacement and removal and the appointment of the chairman of the Board of Directors shall be effected by the general meeting of the Company, by ordinary resolution.”

It is proposed to amend such provision of the Articles of Association to authorize the Board of Directors (rather than the general meeting of Shareholders) to appoint its chairman.

It is therefore proposed that the shareholders adopt the following extraordinary resolution at the Meeting:

"RESOLVED, that Section 79 of the Company’s Articles of Association is hereby amended by deleting the words “and the appointment of the chairman of the Board of Directors” from clause (a) of Section 79 and by adding the following new clause (c) to such Section 79:

“The appointment of the Chairman of the Board of Directors shall be effected by the Board of Directors.”"

** Shareholders are advised that the governing text of the Company’s Articles of Association is the Hebrew one. The English translation of the relevant provisions of the Articles of Association included herein have been prepared and are provided to the Shareholders for convenience purposes only. The full Hebrew text of the Articles of Association (as well as the proposed amendments thereto) can be found at the Company’s registered offices and will be provided to Shareholders upon request..**

The Board of Directors recommends voting FOR amendment of the Articles of Association described above.

Item 6 -- Amendment of the Articles of Association

In accordance with the recommendation of the Board of Directors, the Shareholders are requested to amend the provisions of the Company’s Articles of

Association concerning with indemnification of directors and officers to reflect recent amendments to the Israeli Companies Law.

It is therefore proposed that the shareholders adopt the following extraordinary resolution at the Meeting:

"RESOLVED, that Sections 105 to 108A of the Articles of Association shall be replaced in their entirety with the following:

“105

The Company may, from time to time and subject to the provisions of any law, indemnify an office holder for an obligation or expense imposed on him or which he incurred as a result of an action performed in his capacity as an office holder, as set out below:

(a)	A financial obligation imposed on him in favor of another person pursuant to a judgment, including a judgment given in a settlement or in an arbitration decision approved by a court.

(b)

Reasonable litigation expenses, including lawyer's fees, expended by the office holder due to an investigation or proceeding against him by an authority competent to conduct and investigation or proceeding, and which ended without an indictment being filed against him and without being imposed upon him any financial obligation as an alternative to a criminal proceeding, or which ended without an indictment being filed against him but with a financial obligation being imposed upon him as an alternative to a criminal proceeding in an offence which does not require proof of criminal intent (without derogating from the generality of the provisions of Articles 2(b) and 2(c) above, the terms "end of a proceeding without the filing of an indictment in a matter in which a criminal investigation was instituted" and "financial obligation as an alternative to a criminal proceeding" in this Article 105(b), shall be given the meaning given to them in Section 260(a)(1a) of the Companies Law).

(c)

Reasonable litigation expenses, including lawyers' fees, requited by the office holder or imposed on him by a court, in a proceeding submitted against him by the Company or in its name or by another person, or in a criminal indictment of which he was acquitted, or a criminal indictment in which he was convicted of an offence not requiring proof of criminal intent.

(d)

Any other obligation or expense imposed upon him or which he expended, due to an action he performed in his capacity as an office holder, which can be indemnified pursuant to the provisions of any law.

106	The Company may, from time to time, and subject to the provisions of any law:

(a)	Make a commitment in advance to indemnify an office holder ("Commitment to Indemnify"), in each of these:

(1)

As stated in Article 105(a) above and provided that the Commitment to Indemnify is limited to events which the Board of Directors deems foreseeable in view of the actual activities of the Company at the time of making the Commitment to Indemnify, and to an amount or to criteria which the Board of Directors has determined to be reasonable in the circumstances, and that the Commitment to Indemnify notes the events which the Board of Directors believes are foreseeable in light of the actual activities of the Company at the time of making the Commitment to Indemnify, and the amount or criteria which the Board of Directors has determined is a reasonable amount in the circumstances.

(2)	As set forth in Articles 105(b), 105(c) or 105(d) above.

(b)	To indemnify an office holder retroactively, after occurrence of the event which is the subject of the indemnity.

107

The Company may exempt in advance an office holder of his liability, in whole or in part, following damage incurred due to violation of the duty of care by the office holder towards the Company, except due to violation of the duty of care in a distribution, as defined in the Companies Law.

108	The above provisions do not and will not limit the Company in any way for the matter of it entering into an insurance contract, exemption or indemnity:

(a)	in connection with whoever is not a office holder in the Company, including employees, contractors or consultants of the Company who are not office holders;

(b)	in connection with office holders in the Company – insofar as the insurance, the exemption or the indemnity are not prohibited under any law.

108A	The provisions of Articles 104, 105, 106, 107 and 108 shall apply also to a representative of a corporation and to a substitute director.

108B	With regard to Articles 104, 105, 106, 107 and 108 above, the term "office holder" shall have the same meaning as its meaning in the Companies Law, 5759-1999.”"

** Shareholders are advised that the governing text of the Company’s Articles of Association is the Hebrew one. The English translation of the relevant provisions of the Articles of Association included herein have been prepared and are provided to the Shareholders for convenience purposes only. The full Hebrew text of the Articles of Association (as well as the proposed amendments thereto) can be found at the Company’s registered offices and will be provided to Shareholders upon request..**

The Board of Directors recommends voting FOR amendment of the Articles of Association described above.

* * * * *

The Board of Directors will, as required by Israeli law, present the Meeting with the Audited Financial Statements of the Company for the year ended December 31, 2005. A representative of the Management is expected to be present at the Meeting, and to be available to respond to appropriate questions from the shareholders.

Other than as set forth above, Management knows of no other business to be acted upon at the Meeting.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the proxy and return it in the enclosed envelope.

By Order of the Board of Directors

Shlomo Heller
Corporate Secretary

Rosh Ha'ayin, Israel

August 25, 2006